UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

SUTRON CORPORATION

(Name of Subject Company (Issuer))

SATELLITE ACQUISITION CORP.

(Offeror)

An Indirect Wholly Owned Subsidiary of

DANAHER CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

869380105

(CUSIP Number of Class of Securities)

Attila I. Bodi

Vice President and Chief Counsel, M&A

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel Serota, Esq.

Margaret Butler, Esq.

Greenberg Traurig, LLP

The MetLife Building

New York, NY 10166

(212) 801-9200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$46,064,560	$5,352.70

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 5,419,360 outstanding shares of common stock of Sutron Corporation (the “Company”), calculated on a fully diluted basis per information provided by the Company, at a purchase price of $8.50 cash per share, as of May 31, 2015, the most recent practicable date.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $5,352.70	Filing Party: Danaher Corporation
Form of Registration No.: Schedule TO	Date Filed: June 26, 2015

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO filed by (i) Satellite Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), and (ii) Parent, for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Sutron Corporation, a Virginia corporation (the “Company”), at a price of $8.50 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 26, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 1 is being filed to amend and supplement Items 1, 4, 8, 11 and 12 as reflected below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4, 8 and 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 PM, New York City time, on July 27, 2015. The Depositary has advised Purchaser and Parent that 4,641,766 Shares were validly tendered and not properly withdrawn (not counting as validly tendered Shares tendered through notice of guaranteed delivery and not actually delivered). All Shares that were validly tendered and not properly withdrawn have been accepted for payment in accordance with the terms of the Offer.

As a result of the purchase of Shares in the Offer, Purchaser and Parent will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Accordingly, Purchaser and Parent intend to promptly effect a “short form” merger in which Purchaser will merge with and into the Company, with the Company surviving the Merger and continuing as a wholly-owned indirect subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by Parent or Purchaser or the Company immediately prior to the Effective Time), will automatically convert into the right to receive the Per Share Amount in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Per Share Amount will be canceled and cease to exist. In addition, in connection with the Merger, the common stock of the company will cease to be traded on NASDAQ.

On July 28, 2015, the Company and Hach Company, an affiliate of Purchaser, issued a joint press release announcing the expiration and results of the Offer. The full text of the joint press release is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.”

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(1)(H)	Joint Press Release of Sutron Corporation and Hach Company, dated July 28, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SATELLITE ACQUISITION CORP.

By	/s/ Robert S. Lutz
Name:	Robert S. Lutz
Title:	Vice President, Treasurer and Secretary
Date:	July 28, 2015

DANAHER CORPORATION

By	/s/ Robert S. Lutz
Name:	Robert S. Lutz
Title:	Senior Vice President and Chief Accounting Officer
Date:	July 28, 2015

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated June 26, 2015.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Hach Company and Sutron Corporation, dated as of June 22, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on June 22, 2015).*

(a)(1)(G)	Summary Advertisement as published on June 26, 2015.*

(a)(1)(H)	Joint Press Release of Sutron Corporation and Hach Company, dated July 28, 2015.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and Sutron Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Sutron Corporation with the Securities and Exchange Commission on June 22, 2015).*

(d)(2)	Tender and Support Agreement, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and certain stockholders of Sutron Corporation party thereto (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Sutron Corporation with the Securities and Exchange Commission on June 22, 2015).*

(d)(3)	Agreement Regarding Non-Competition, Non-Solicitation and Confidentiality, dated as of June 21, 2015, by and among Danaher Corporation, Satellite Acquisition Corp. and certain officers and directors of Sutron Corporation party thereto.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.